Exhibit 99.1

PRESS RELEASE
CHC Helicopter Corporation T 604.276.7500 F 604.279.2474 www.chc.ca
CHC to hold special meeting to consider proposed share split

Friday, January 28, 2005, Vancouver, B.C., Canada: CHC Helicopter Corporation (“CHC”) (TSX: FLY.SV.A and FLY.MV.B; NYSE: FLI) announced today that it will hold a Special Meeting of Shareholders March 28, 2005, in Vancouver, BC, to consider business matters including a resolution proposing the subdivision of the Class A Subordinate Voting Shares, Class B Multiple Voting Shares and Ordinary Shares on a two-for-one basis.

Shareholders of record as of close of business February 24, 2005 will be entitled to vote.

CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries and a team of approximately 3,400 professionals worldwide.

For further information, please contact:

Jo Mark Zurel, Senior Vice-President	Chris Flanagan
& Chief Financial Officer	Director of Communications
604-276-7500	604-279-2493

If you wish to be added to, or removed from, the Company's distribution list, please contact communications@chc.ca.

This press release may contain projections and other forward-looking statements within the meaning of the “safe harbour” provision of the United States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgement, they are subject to risks and uncertainties that could cause actual results to vary. These statements may involve risks and uncertainties including, but not limited to, factors detailed in CHC’s Annual Report on Form 20-F and in other filings with the United States SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.